Exhibit 4.4
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
e.l.f. Beauty, Inc. (the “Company” or “we”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock, par value of $0.01 per share (our “common stock”). Our common stock is listed on the New York Stock Exchange under the symbol “ELF.”
The following description of our common stock is a summary and does not purport to be complete. It is qualified in its entirety by, and should be read in conjunction with, our amended and restated certificate of incorporation (our “certificate of incorporation”), amended and restated bylaws (our “bylaws”) and applicable Delaware law. Our certificate of incorporation and our bylaws are exhibits to the Annual Report on Form 10-K to which this description is an exhibit.
General
Under our certificate of incorporation, the Company is authorized to issue up to 250,000,000 shares of common stock and 30,000,000 shares of preferred stock, par value $0.01 per share. The shares of our common stock currently outstanding are fully paid and non-assessable. No shares of preferred stock are currently outstanding.
Under our certificate of incorporation, without further stockholder action, our board of directors is authorized, subject to any limitations prescribed by Delaware law, to provide for the issuance of shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to set the voting powers of each such series and to fix the designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions of each such series.
The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may authorize and issue in the future.
No preemptive, redemption or conversion rights
Our common stock is not redeemable, is not subject to sinking fund provisions, does not have any conversion rights and is not subject to call. Holders of shares of common stock do not have preemptive rights to acquire newly issued shares.
Voting rights
Holders of our common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors.

Directors elected at a meeting of stockholders are elected by the vote of the majority of the votes cast (as defined in our bylaws). All other matters submitted to a vote of stockholders are decided by the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy and entitled to vote thereon, unless the matter is one upon which a different vote is required by express provision of law, our certificate of incorporation or our bylaws.
Board of Directors
Our board of directors is divided into three classes. The directors in each class serve for a three-year term, one class being elected each year by our stockholders, with staggered three-year terms. Only one class of directors is elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.
Our certificate of incorporation provides for the removal of any of our directors only for cause and require a stockholder vote by the holders of at least a 75% of the voting power of the then-outstanding voting stock. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of the board, may only be filled by a resolution of the board of directors unless the board of directors determines that such vacancies shall be filled by the stockholders.
Dividends
Subject to the preferences applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive dividends, if any, as and when declared, from time to time, by our board of directors out of funds legally available therefor.
Liquidation, dissolution or similar rights
Upon our liquidation, dissolution or winding up, and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution.
Annual stockholder meetings
Our bylaws provide that annual stockholder meetings are to be held at a date, time and place, if any, as exclusively selected by our board of directors. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.
Anti-takeover effects of certain provisions of our certificate of incorporation, our bylaws and Delaware law
Certain provisions of Delaware law and our certificate of incorporation and our bylaws contain provisions that could make the following transactions more difficult: acquisition of us by means of a tender offer; acquisition of us by means of a proxy contest or otherwise; or removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.
These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.
Delaware anti-takeover statute
We are subject to Section 203 of the Delaware General Corporation Law (the “DGCL”), which prohibits persons deemed to be interested stockholders from engaging in a business combination with a publicly-held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an interested stockholder is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a business combination includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, such as discouraging takeover attempts that might result in a premium over the market price of our common stock.
Undesignated preferred stock
The ability to authorize undesignated preferred stock pursuant to our certificate of incorporation makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our Company.
Special stockholder meetings
Our certificate of incorporation provides that a special meeting of stockholders may be called at any time by the board of directors. Special meeting of stockholders may not be called by the stockholders or any other person or persons.
Requirements for advance notification of stockholder nominations and proposals

Our bylaws include advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.
Elimination of stockholder action by written consent
Our certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.
Classified board; election and removal of directors; filling vacancies
As noted above, our board of directors is divided into three classes, with each class serving for a three-year term and only one class being elected each year by our stockholders. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding are able to elect all of our directors.
Also as noted above, our certificate of incorporation provides for the removal of any of our directors only for cause and requires a stockholder vote by the holders of at least a 75% of the voting power of the then-outstanding voting stock. Additionally any vacancy on our board of directors may only be filled by a resolution of the board of directors unless the board of directors determines that such vacancies shall be filled by the stockholders.
This system of electing and removing directors and filling vacancies may tend to discourage a third-party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.
Choice of forum
Our certificate of incorporation and our bylaws provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our certificate of incorporation or our bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. Although our certificate of incorporation and our bylaws contain the choice of forum provision described above, it is possible that a court could find that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable.
Amendment of charter provisions
The amendment of any of the above provisions in our certificate of incorporation will require affirmative vote of holders of at least 75% of the voting power of the then-outstanding shares of voting stock.
The provisions of the DGCL, our certificate of incorporation and our bylaws could have the effect of discouraging others from attempting hostile takeovers. As a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.
Limitations on liability and indemnification of officers and directors
The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our certificate of incorporation includes a provision that, to the fullest extent permitted by the DGCL, eliminates the personal liability of directors to us or our stockholders for monetary damages for any breach of fiduciary duty as a director. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation will not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.
Further, our certificate of incorporation and our bylaws provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and officers.
The limitation of liability, indemnification and advancement provisions in our certificate of incorporation and our bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.
Transfer agent and registrar
The transfer agent and registrar for our common stock is Computershare Inc. The transfer agent and registrar’s address is 144 Fernwood Avenue, Edison, New Jersey 08837.